

_By Electronic Mail_

May 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     PGIM Rock ETF Trust
        Issuer CIK:     0001992104
        Issuer File Number:   333-274664 / 811-23901
        Form Type:    8-A12B
        Filing Date:    May 31, 2024


To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated January 24, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- PGIM US Large-Cap Buffer 12 ETF – June (JUNP)
- PGIM US Large-Cap Buffer 20 ETF – June (PBJN)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.


Sincerely,


Charles Sullivan
Senior Analyst, Listing Qualifications